CONFIDENTIAL TREATMENT REQUESTED
BY FURNITURE BRANDS INTERNATIONAL, INC

June 15, 2006

Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Dear Mr. Hartz:

This letter is in response to your comment letter dated May 24, 2006 on the Form 10-K for Furniture Brands International, Inc. (the Company) for the fiscal year ended December 31, 2005.

We would like to take this opportunity to explain how the issues you raised were addressed in these filings. For ease of reference, your comments have been repeated below.

Form 10-K

Form 10-K for the fiscal year ended December 31, 2005

General

1.
COMMENT - We note that each of your brands are regularly reviewed by your Chief Operating Decision Maker (CODM) and are operating segments as defined by paragraph 10 of FAS 131. You state that you believe aggregation of these operating segments is appropriate given that the brands have similar economic characteristics and are similar in the areas outlined in paragraphs 17a through 17e of FAS 131. However, we also have noted the following disclosures:

•
On page eight of your Form 10-K you stated that some of your products are sold at a higher profit than others and that an increase in the sales of your lower profit products at the expense of the sales of your higher profit products could result in a decrease in your earnings.

•
On page 16 of your Form 10-K you state that the decrease in your sales from 2004 to 2005 reflects weakness at your mid-priced brands which was partially offset by revenue increases at your high-end brands.

	•	Your earnings releases from 2004 to the present routinely indicate weak results at your mid-priced brands which are offset by strong results from your high-end brands.

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Mr. John Hartz                  CONFIDENTIAL TREATMENT REQUESTED
Senior Assistant Chief Accountant                  BY FURNITURE BRANDS INTERNATIONAL, INC
Division of Corporation Finance
Securities and Exchange Commission

In order for us to fully understand the economic characteristics of your various brands, please provide us with copies of the internal reports that were reviewed by your CODM on a year-to-date basis for 2003, 2004 and 2005.

RESPONSE -

In response to your comments on certain disclosures made in our Form 10-K and recent press releases, please note the following:

•
Page eight of Form 10-K refers to the mix of product sales within each Brand as well as the mix among the Brands. Each Brand has a good, better, best line-up of product offerings within various retail price ranges. In addition, each Brand offers both casegoods and upholstery products and to a limited extent each has accessory offers and retail operations.

•
Page 16 of Form 10-K and various press releases discuss top-line trends by mid-price and/or high-end brands in order to give investors a feel for how the furniture market is reacting to economic conditions. As noted above each Brand has a good, better, best line-up of product offerings within various retail price ranges. Certain Brands are weighted more toward mid-price retail levels and other Brands are weighted toward the high-end; however, financial information is not aggregated on a mid-price and high-end basis.

As we discussed in our May 16, 2006 response, the Brands’ operating margins have fluctuated on a year-to-year basis with the normal business cycle, which is driven primarily by new product introductions and related consumer acceptance. For example, this was evident in the HDM Brand in the period 2003-2004 when the Drexel Heritage product line was “refreshed”. Likewise, the Broyhill product line performed poorly during the 2004-2005 period, resulting in a reduction in operating margins. While these cycles may impact year-to-year comparisons, the Company believes the long-term economic characteristics of the Brands are similar and support aggregation under SFAS No. 131.

The CODM receives various reports on a daily, weekly, monthly and annual basis. As noted in our previous response, management primarily focuses on operating margins and sales growth in assessing the operating performance of the Brands. Accordingly, we have supplementally provided you with copies of key internal reports reviewed by our CODM titled “Statement of Operations - Pro Forma for Non-Recurring Items” (Schedule A). The CODM’s primary focus is the line titled Earnings from Operations and the related Percentage of Sales. This measure excludes the impact of certain items, such as restructuring charges. There are other internal reports by Brand which the CODM reviews on a year-to-date basis; however, the enclosed statements are the most critical to the CODM in assessing the operating performance of the Brands.

While the attached statements present a historical perspective of the Brands, it is important to understand the magnitude of changes the Company has experienced over this time period.

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Mr. John Hartz                  CONFIDENTIAL TREATMENT REQUESTED
Senior Assistant Chief Accountant                  BY FURNITURE BRANDS INTERNATIONAL, INC
Division of Corporation Finance
Securities and Exchange Commission

Specifically, the historical financial statements provided to you are not prepared on a consistent  basis over the three-year historical period, or with the three-year budgeted results. This is due to the shifting of certain product lines and related costs between the Brands, certain costs (e.g. pension costs) which had been allocated to the Brands which were previously recorded at corporate, customer billed freight being reclassified to revenue, and other factors. As a result, the Company has also supplementally provided you with a six-year analysis (2003 - 2008) of net sales and pro forma operating margins prepared on a consistent basis for all periods presented (Schedule B). Management believes this analysis illustrates the similar economic characteristics of the Brands over a relevant time period. This analysis reflects the following results over the six-year period related to the key factors assessed by our CODM:

•	The average operating margin for all Brands ranges from approximately 7% - 9%.
•	The cumulative annual growth rate for net sales for all Brands has ranged from the low-to-mid single digits.

In summary, the Company experienced a significant transition both operationally and internally for financial reporting purposes in recent years. However, we believe that when analyzing the performance of our Brands on a consistent basis over a relevant time period, they demonstrate similar economic characteristics and the aggregation of these operating segments is appropriate under SFAS No. 131.

2.
COMMENT -  We have reviewed your response to our prior comment two. Given that your returns appear to be significant to your net income, it is unclear to us why you have not included disclosures about your product returns in your filings. Please clarify or revise future filings.

RESPONSE -

In future filings we will provide additional disclosure regarding our return policies and their impact on earnings.

Sincerely,

/s/ Steven W. Alstadt

Steven W. Alstadt
Controller and Chief Accounting Officer

cc:	Ms. Denise L. Ramos - Furniture Brands International, Inc.
Mr. Jerry L. Lybarger - Furniture Brands International, Inc.
Mr. Bryan Bell - KPMG LLP

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SCHEDULE A

[Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.]

SCHEDULE B

[Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.]